CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     BBD, LLP ("BBD") was previously the Fund's independent registered public accounting firm. On June 23, 2015, BBD's appointment as independent registered public accounting firm was terminated and on July 30, 2015, KPMG, LLP ("KPMG") was engaged as independent registered public accounting firm of the Fund for the fiscal year ending December 31, 2015. The decision to change independent registered public accounting firms was approved by the Fund's audit committee and Board of Directors.

     BBD's reports on the Fund's financial statements for the Fund's two most recently completed fiscal years ended December 31, 2014 and December 31, 2013 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Fund's two most recently completed fiscal years ended December 31, 2014 and December 31, 2013 and through June 23, 2015, there were no disagreements between the Fund and BBD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BBD, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. During the two years ended December 31, 2014 and 2013 and through June 23, 2015, there were no "reportable events" within the meaning of Item 304, paragraph (a)(1)(v), of Regulation S-K under the Securities Exchange Act of 1934.